

Mail Stop 6010

December 11, 2008

VIA U.S. MAIL AND FAX (248) 668-9384

Mr. Mark R. Doede
President, Chief Operating Officer and Chief Financial Officer
Integral Vision, Inc.
49113 Wixom Tech Drive
Wixom, Michigan 48393

> **Re:** **Integral Vision, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-Q for the quarterly period ended September 30, 2008**
> **File No. 000-12728**

Dear Mr. Doede:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 12

1.   Please amend the filing to include a clear definitive statement within Management's Report on Internal Controls over Financial Reporting indicating whether internal control over financial reporting were effective or were not effective as of December 31, 2007. Refer to Item 308T(a)(3) of Regulation S-B.

2.   You disclose that you evaluated your "internal financial controls using "SarboxPro", a commercially available software package designed to implement the Committee of Sponsoring Organizations of the Treadway Commission framework in compliance with SEC Release No. 34-55929. Given your disclosure, it is not clear whether or not you used the COSO framework as the basis for management's evaluation. In future filings, please make a statement to more clearly identify the framework used by management in its evaluation of the effectiveness of the registrant's internal control over financial reporting as required by paragraph (c) of Rule 13a-15.

3.   We note your disclosure that your "chief executive officer and chief financial officer have each concluded that the Company's current disclosure controls and procedures are effective to ensure that information required to be disclosed in its periodic reports filed under the Exchange Act is recorded, processed, summarized, and reported, in each case, within the time period specified by the SEC's rules and regulations." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Financial Statements, page 16

Report of Independent Registered Public Accounting Firm, page 16

4.   We see that your auditors' report states they conducted their audits in accordance with the standards of the Public Company Accounting Oversight Board but they do not refer to the United States as required by PCAOB Auditing Standard 1. Please ask your auditors to tell us why and ask them to revise the report in future filings to comply with PCAOB Auditing Standard 1.

Balance Sheet, page 17

5.   Please tell us why you reflect accumulated amortization of $1,493,000 on the balance
        sheet. Please reconcile with your disclosure in Note B on page 22.

Note B – Summary of Significant Accounting Policies, page 21

Revenue Recognition, page 23

6.   We note your disclosure in the second paragraph. Since your disclosure should include a
        discussion of when product revenue is recognized, please tell us whether or not all of
        your product sales have customer acceptance provisions and whether or not all of your
        product sales are multiple-element arrangements.

7.   We see from your disclosure that certain product sales of your flat panel display
        inspection systems are accounted for as multiple element arrangements. Please respond
        to the following:

    •   Please clarify why you only account for certain sales as multiple-element
            arrangements. Tell us and disclose in future filings how you distinguish whether
            or not a sale is a multiple-element arrangement.
    •   Please tell us and disclose in future filings the contract elements permitting
            separate revenue recognition, and describe how they are distinguished.
    •   Please revise future filings to include all of the disclosures required by paragraph
            18 of EITF 00-21. Include a discussion of how contract revenue is allocated
            among elements. That is, discuss whether you used the relative fair value or the
            residual method. Discuss whether fair value was based on vendor specific
            evidence or by other means. See SAB Topic 13.B.

8.   In this regard, we also note your disclosure that "if specific customer acceptance
        requirements are met, [you] recognize revenue for a portion of the total contract price due
        and billable upon shipment with the remainder recognized when it becomes due
        (generally upon acceptance)." You also disclose that you "recognize all other product
        sales with customer acceptance provisions upon final customer acceptance." Please
        further explain each of these revenue recognition policies and tell us about your customer
        acceptance terms. Tell us how your policies considered SAB Topic 13.A.3.b and c.
        Your current disclosure refers to customer acceptance at two different points for multiple-
        element arrangements, when amounts are billable and when amounts become due. Please
        tell us how these points differ and support why you recognize revenue at each different
        point. Please revise future filings to disclose the conditions of acceptance.

Note C – Long Term Debt and Other Financing Arrangements, page 26

9.   We see that as of December 31, 2007, the note holders had earned approximately 1.8 million warrants of which 1.5 million had not yet been issued. Please tell us how you accounted for the unissued warrants in the financial statements as of December 31, 2008, if at all, and why.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Financial Statements, page 2

Note C – Long Term Debt and Other Financing Arrangements, page 13

10.   We note your disclosure that on September 15, 2008 you entered into an agreement with the note holders which changed the terms of certain notes or resulted in the exchange of certain notes. In conjunction with these agreements you recorded an extinguishment loss from the modification and exchange of debt instruments in your statement of operations. Please respond to the following:

- Please tell us if you determined whether the modifications were considered substantial based upon the guidance in EITF 96-19 and provide us with your calculations; and
- Please tell us how you determined the initial amount recorded for the new debt instruments as well as the amount of the loss. Based upon your current disclosure it appears that your loss is only comprised of the beneficial conversion features. Please explain.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Kate Tillan
Assistant Chief Accountant